UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Implantable Vision, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45320E107
(CUSIP Number)

Rafael Pinedo President American Petroleum Corporation 4400 Westgrove Dr., Suite 106 Addison, TX 75001 (972) 381-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45320E107
1. Names of Reporting Persons. American Petroleum Corporation
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,500,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 29.41%
14. Type of Reporting Person (See Instructions) CO

____________________
(1)
Includes (a) 974,026 shares of common stock of Implantable Vision, Inc. into which American Petroleum Corporation has the right to convert a Convertible Promissory Note dated July 10, 2008 in the principal amount of $3,000,000, and (b) 12,525,974 shares American Petroleum Corporation acquired pursuant to the Portfolio Leasehold Acquisition Agreement dated July 10, 2008.

CUSIP No. 45320E107
1. Names of Reporting Persons. Rafael Pinedo
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,500,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 29.41%
14. Type of Reporting Person (See Instructions) IN

____________________
(1)
Includes (a) 974,026 shares of common stock of Implantable Vision, Inc. into which American Petroleum Corporation has the right to convert a Convertible Promissory Note dated July 10, 2008 in the principal amount of $3,000,000, and (b) 12,525,974 shares American Petroleum Corporation acquired pursuant to the Portfolio Leasehold Acquisition Agreement dated July 10, 2008.

CUSIP No. 45320E107
1. Names of Reporting Persons. Pilgrim Petroleum Corporation
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,500,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,500,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 29.41%
14. Type of Reporting Person (See Instructions) CO

____________________
(1)
Includes (a) 974,026 shares of common stock of Implantable Vision, Inc. into which American Petroleum Corporation has the right to convert a Convertible Promissory Note dated July 10, 2008 in the principal amount of $3,000,000, and (b) 12,525,974 shares American Petroleum Corporation acquired pursuant to the Portfolio Leasehold Acquisition Agreement dated July 10, 2008.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Pilgrim Petroleum Corporation that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Implantable Vision, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17101 Preston Road, Suite 210, Dallas, Texas 75248.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by American Petroleum Corporation, a Texas corporation (“American Petroleum”), Pilgrim Petroleum Corporation, a Delaware corporation (“Pilgrim”), and Rafael Pinedo (together, the “Reporting Persons”).  American Petroleum is a wholly owned subsidiary of Pilgrim.  Mr. Pinedo currently serves as President and Chief Executive Officer of Pilgrim and President of American Petroleum.  Accordingly, Pilgrim and Mr. Pinedo may be deemed to have beneficial ownership over the securities reported herein by virtue of the discretion and authority granted to Pilgrim and Mr. Pinedo to vote and to dispose of the securities held by American Petroleum pursuant to American Petroleum’s constituent documents.

(b) – (c) The principal business address of American Petroleum and Pilgrim is 4400 Westgrove Dr., Suite 106, Addison, TX 75001.  Each of American Petroleum and Pilgrim engages in, among other things, the exploration and development of oil and gas properties.

The name, business address and present principal occupation or employment of each executive officer and director of American Petroleum and Pilgrim (including Mr. Pinedo) are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither (i) American Petroleum and, to the knowledge of American Petroleum,  the executive officers or directors of American Petroleum, (ii) Pilgrim and, to the knowledge of Pilgrim, the executive officers and directors of Pilgrim, nor (iii) Mr. Pinedo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither (i) American Petroleum nor, to the knowledge of American Petroleum,  the executive officers or directors of American Petroleum, (ii) Pilgrim nor, to the knowledge of Pilgrim, the executive officers and directors of Pilgrim, or (iii) Mr. Pinedo has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of American Petroleum and Pilgrim (including Mr. Pinedo) is set forth on Schedule A.

Item 3.  Source and Amount of Funds or Other Consideration

On July 10, 2008, pursuant to a Portfolio Leasehold Acquisition Agreement dated July 10, 2008 (the “Acquisition Agreement”), by and among the Issuer, American Petroleum, Pilgrim and Lariat Energy Corporation, a Nevada corporation (“Lariat”), American Petroleum acquired from the Issuer (i) 12,525,974 shares of Common Stock (the “Shares”), and (ii) a Convertible Promissory Note in the original principal amount of $3,000,000 (the “Convertible Note”), in exchange for the sale, assignment and transfer of certain oil and gas leases owned by American Petroleum to the Issuer.  A more detailed description of the Convertible Note is set forth in Item 6 below.

The foregoing description of the Acquisition Agreement and Convertible Note are qualified in their entirety by reference to the Acquisition Agreement, which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed on July 15, 2008 (the “July 15 8-K”), and the Convertible Note, which is attached as Exhibit 10.2 to the July 15 8-K, and each of which is incorporated by reference into this Item 3 and Items 4 and 6 of this Schedule 13D.

Item 4.  Purpose of Transaction

The Shares and Convertible Note were acquired for investment purposes.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Shares, the Convertible Note, and any other securities of the Issuer.

Under the terms of the Acquisition Agreement, all officers of the Issuer in office immediately prior to the closing of the transactions contemplated thereby (the “Closing”) resigned effective upon Closing and successor officers were appointed effective upon Closing. Mr. Pinedo was appointed as Secretary of the Issuer.  The Acquisition Agreement further provided for the resignation of all directors of the Issuer in office immediately prior to the Closing to be effective upon the expiration of the 10-day period (the “10-day Period”) following the filing and delivery of an Information Statement required by Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, which occurred on July 21, 2008.  Pursuant to the terms of the Acquisition Agreement, two successor directors were appointed to serve on the Issuer’s Board of Directors effective upon Closing, one of which was Mr. Pinedo.  The Acquisition Agreement further provided for the appointment of the three successor directors to fill vacancies left by the resigning directors effective upon the conclusion of the 10-day Period.

On July 30, 2008, the Board of Directors of the Issuer repealed its Amended and Restated Bylaws in their entirety and replaced such former bylaws with new Amended and Restated Bylaws to provide for, among other things, (a) a change in the voting requirement by written consent of shareholders by only requiring written consent of the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take an action at a meeting at which all shares entitled to vote thereon were present and voting, and (b) a revocation of certain voting rights granted to holders of the Issuer’s Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”) under the terms of the prior Amended and Restated Bylaws.

The Issuer’s Board of Directors has approved and recommended that the shareholders approve amendments to the Issuer’s Amended and Restated Articles of Incorporation to provide for, among other things, (a) the change of the Issuer’s name from “Implantable Vision, Inc.” to “Arcland Energy Corporation”, and (b) the change in the number of shares of Common Stock into which each share of Preferred Stock may be converted from ten to sixteen shares. The proposed amendments will be put to a vote of the Issuer’s shareholders at an upcoming special meeting.

On July 28, 2008, the Issuer executed an Assignment and Assumption Agreement dated July 28, 2008 with its wholly owned subsidiary, BT Acquisitions, Inc., a Colorado corporation (“BTA”), effectively transferring and assigning all of the assets and liabilities related to or useful in connection with the Issuer’s implantable lens business into BTA (the “Lens Business Transfer”).  Subsequent to the Lens Business Transfer, the Issuer also entered into a Stock Purchase Agreement with certain shareholders of the Issuer (the “Purchasers”), pursuant to which the Purchasers collectively purchased all of the issued and outstanding shares of BTA, in exchange for 30,000,000 shares of Common Stock, which were to be retired and cancelled by the Issuer under the Stock Purchase Agreement (the “Divestiture Transaction”).  As a result of the Divestiture Transaction and the cancellation and retirement of 30,000,000 shares, American Petroleum’s percentage ownership of the issued and outstanding Common Stock of the Issuer increases from 16.7% to 29.41%.

The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the Shares, the Convertible Note and other securities of the Issuer.  The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, (i) American Petroleum, and to the knowledge of American Petroleum, the executive officers and directors of American Petroleum, (ii) Pilgrim, and to the knowledge of Pilgrim, the executive officers and directors of Pilgrim, and (iii) Mr. Pinedo, has or have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 13,500,000 shares of Common Stock, representing 29.41% of the outstanding shares of Common Stock (based on 44,931,689 shares of Common Stock outstanding as of August 7, 2008). The 13,500,000 shares deemed beneficially owned by the Reporting Persons include 974,026 shares issuable upon conversion of principal under the Convertible Note. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities. Shares exercisable or convertible into shares of Common Stock within 60 days of August 7, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the beneficial ownership of such person.

(b) The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares, the Convertible Note, and the shares of Common Stock issuable upon conversion of the Convertible Note.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Common Stock by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Acquisition Agreement (the form of which is attached hereto as Exhibit 2 and is incorporated herein by reference in response to this Item 6), on July 10, 2008, the Issuer purchased certain oil and gas leases from American Petroleum for the Shares and the Convertible Note (the form of which is attached hereto as Exhibit 3 and is incorporated herein by reference in response to this Item 6).

The Convertible Note bears interest at a rate of prime plus 1%, with principal and interest due and payable on July 10, 2010.  The Convertible Note principal is convertible into shares of Common Stock at a conversion price of $3.08 per share (subject to certain adjustments).  The Convertible Note principal may be converted into shares of Common Stock at any time prior to maturity, in whole or in part, at the election of American Petroleum.

Other than the matters described herein and in Item 4, neither (i) American Petroleum and, to the knowledge of American Petroleum, the executive officers or directors of American Petroleum, (ii) Pilgrim and, to the knowledge of Pilgrim, the executive officers and directors of Pilgrim, nor (iii) Mr. Pinedo have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement dated as of August 13, 2008, between Pilgrim, American Petroleum, and Mr. Pinedo.

Exhibit 2:  Portfolio Leasehold Acquisition Agreement dated July 10, 2008, by and among the Issuer, American Petroleum, Pilgrim and other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on July 15, 2008).

Exhibit 3:  Convertible Promissory Note dated July 10, 2008, issued by the Issuer to American Petroleum (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on July 15, 2008).

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2008	AMERICAN PETROLEUM CORPORATION

By: /s/ Rafael Pinedo
Name: Rafael Pinedo
Title: President

PILGRIM PETROLEUM CORPORATION

By: /s/ Rafael Pinedo
Name: Rafael Pinedo
Title: President and Chief Executive Officer

/s/ Rafael Pinedo
RAFAEL PINEDO

SCHEDULE A

Directors and Executive Officers of
American Petroleum Corporation

Set forth below is a list of the executive officers and directors of American Petroleum, setting forth the present principal occupation or employment of each such person.  The present business address of each such person is 4400 Westgrove Dr., Suite 106, Addison, TX 75001.  Each such person is a United States citizen.

Rafael Pinedo	President of American Petroleum, President and Chief Executive Officer of Pilgrim, Director of American Petroleum, and Director of Pilgrim.

Directors and Executive Officers of
Pilgrim Petroleum Corporation

Set forth below is a list of the executive officers and directors of Pilgrim, setting forth the business address and present principal occupation or employment of each such person.  Each such person is a United States citizen.

Rafael Pinedo
President and Chief Executive Officer of Pilgrim, President of American Petroleum, Director of Pilgrim, and Director of American Petroleum.  His business address and the address of American Petroleum and Pilgrim is 4400 Westgrove Dr., Suite 106, Addison, TX 75001.

Jeffrey Fanning
President of Lariat Energy Corporation, Director of Pilgrim, and Director of Lariat Energy Corporation.  Lariat Energy Corporation engages in, among other things, the exploration and development of oil and gas properties.  His business address and the address of Lariat Energy Corporation is 4500 Westgrove Dr., Suite 100, Addison, TTX 75001.

EXHIBIT 1
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of Pilgrim Petroleum Corporation, a Delaware corporation (“Pilgrim”), American Petroleum Corporation, a Texas corporation and a wholly-owned subsidiary of Pilgrim (“American Petroleum”), and Rafael Pinedo, the President and Chief Executive Officer of Pilgrim and President of American Petroleum, agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Implantable Vision, Inc., a Utah corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings.  Each of Pilgrim, American Petroleum and Mr. Pinedo acknowledges that it or he is responsible for the timely filing of its or his own Statement on Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning itself or himself contained therein and that, as contemplated by Section 13d-1(k)(1)(ii), no other person shall be responsible for the completeness or accuracy of the information concerning itself or himself, unless such person knows or has reason to believe that such information is inaccurate.  This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: August 13, 2008	PILGRIM PETROLEUM CORPORATION

By: /s/ Rafael Pinedo
Name: Rafael Pinedo
Title: President and Chief Executive Officer

AMERICAN PETROLEUM CORPORATION

By: /s/ Rafael Pinedo
Name: Rafael Pinedo
Title: President

/s/ Rafael Pinedo
RAFAEL PINEDO